UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Golden Ocean Group Limited (the "Company"), dated July 27, 2016, issued in connection with a 5-to-1 reverse share split (the "Reverse Share Split") of the Company's common shares and a change in par value.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated August 3, 2016, announcing the Company's new number of issued and outstanding shares following the completion of the Reverse Share Split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED

By: /s/ Per Heiberg
Date: August 4, 2016	Name: Per Heiberg
Title: Principal Financial Officer

Exhibit 99.1
GOGL - Nasdaq specific announcement related to the reverse stock split to be effective August 1, 2016

Hamilton, Bermuda, July 27, 2016 -- Golden Ocean Group Limited (the "Company" or "GOGL"), announces a 5-to-1 reverse stock split of the Company's common shares and a change in par value.
The reverse stock split will take effect, and the Company's common stock will begin trading on a split-adjusted basis on Nasdaq, as of the opening of trading on Monday, August 1, 2016 under the existing trading symbol "GOGL." The new CUSIP number for the common stock following the reverse stock split will be G39637205.
When the reverse stock split becomes effective, every 5 shares of the Company's issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock. This will reduce the number of outstanding common shares from 529,728,928 shares to approximately 105,945,786 shares, subject to adjustment for fractional shares. The Company's par value will also be increased from $0.01 per share to $0.05 per share, which will also take effect on August 1, 2016.
No fractional shares will be issued in connection with the reverse split of the issued and outstanding common stock. Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company's common stock on Nasdaq on July 29, 2016.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after August 1, 2016. Such beneficial holders may contact their bank, broker, or nominee for more information.
Shareholders with shares held in certificate form will receive instructions from the Company's exchange agent, Computershare, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse split.

Hamilton, Bermuda
July 27, 2016
Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Exhibit 99.2
GOGL - Golden Ocean Group Limited announces new number of issued and outstanding ordinary shares following the completion of reverse share split
HAMILTON, Bermuda, Aug. 3, 2016 -- Following completion of the previously announced 5-to-1 reverse share split of the ordinary shares of Golden Ocean Group Limited (the "Company") and adjustment for fractional shares, the number of issued and outstanding ordinary shares of the Company is 105,945,238, par value USD 0.05 per share.
August 3, 2016
Hamilton, Bermuda
Golden Ocean Group Limited